UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of November, 2006

                           SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Spirent Communications Plc
Transaction in Own Shares


Spirent Communications PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,000,000 ordinary shares at an average price of 58.6214 pence per share. The highest price and the lowest price paid for these shares were 58.75 pence and 57.75 pence respectively.


Following the above purchase, Spirent Communications plc holds 85,790,000 Spirent Communications plc ordinary shares in treasury, and has 888,811,782 Spirent Communications plc ordinary shares in issue (excluding treasury shares).


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: 02 November, 2006                   By   ____/s/ Michael Anscombe____

                                                    (Signature)*